NATIONAL ENERGY SERVICES REUNITED CORP. REPORTS THIRD QUARTER 2018 RESULTS

HOUSTON, November 8, 2018 – National Energy Services Reunited Corp. (“NESR”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific region, today reported results for the third quarter ended September 30, 2018.

Operating and Financial Highlights

●	Revenue on a combined basis grew by over 10% from the prior quarter and by more than 20% compared to the prior year quarter with new contract start-ups and product offerings as well as increases in market share in NESR’s key markets.
●	Net income of $16.2 million for the successor quarter period compared to a net loss for the preceding period of $4 million.
●	Adjusted EBITDA on a combined basis for the third quarter was $46.5 million, a sequential growth in excess of 30% on the back of increased service intensity and startup of new contracts as well as realization of integration synergies.
●	Signed an agreement with Dhahran Techno Valley Company (“DTVC”), a wholly owned subsidiary of King Fahd University of Petroleum, to create a global center for the development of scientific research in DTVC. This is in line with NESR’s vision to create an open source platform in the region to partner with innovative technology companies to create fit for purpose technologies for our customers in the region.
●	Acquired quality coiled tubing and pumping assets of North American service company to deploy in the MENA region.

“We are very pleased with our results for the third quarter,” said Sherif Foda, Chairman of the Board and CEO of NESR. “NESR is attractively positioned, with the ability to capitalize on its footprint across the MENA region. We remain encouraged by the outlook for our key markets, and we believe the services industry in the region will continue to grow further over the coming quarters. Additionally, as MENA activity increases in the fourth quarter, we have been deploying our resources strategically to take advantage of this trend.”

Mr. Foda continued, “I am very proud of the employees of both companies we acquired as our integration efforts continue to exceed expectations and are showing significant results. At NESR, we value agility, empowerment and fast decision making and this quarter’s operational and financial results are a testimony to the hard work of our personnel as well as the faith our customers have placed in our ability to deliver superior execution. Our ability to respond quickly and efficiently to our customers’ needs has already distinguished us and will continue to be a competitive advantage. We are very excited about the future and we have talented, motivated teams to execute at the highest levels of quality.”

Production Services Segment Results

Production Services contributed $88.7 million to consolidated revenue for the 2018 Successor third quarter period. Segment EBITDA totaled $33.2 million in the quarter. In addition to higher activity across all our product lines, this segment benefitted from the redeployment of idle assets where operations overlapped as well as from contract start-up costs recorded in the second quarter which did not recur in the third quarter.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

	Successor (NESR)		Predecessor (NPS)
(in thousands)	2018		2018	2017
	July 1 to September 30	June 7 to September 30	January 1 to June 6	July 1 to September 30	January 1 to September 30
Revenue	$88,666	$117,268	$112,295	$59,164	$164,493
Segment EBITDA	$33,180	$41,952	$36,836	$21,252	$58,463

Drilling and Evaluation Services Segment Results

Drilling and Evaluation Services contributed $56.9 million to consolidated revenue for the 2018 Successor third quarter period. Segment EBITDA totaled $17.6 million in the quarter. The improved performance of this segment was most noticeably impacted by new drilling contract start-ups with improved pricing along with the continued growth and expansion of our evaluation service offerings.

	Successor (NESR)		Predecessor (NPS)
(in thousands)	2018		2018	2017
	July 1 to September 30	June 7 to September 30	January 1 to June 6	July 1 to September 30	January 1 to September 30
Revenue	$56,914	$73,298	$24,732	$11,289	$29,288
Segment EBITDA	$17,630	$18,905	$3,267	$1,618	$3,277

Offsetting our segment results were certain Corporate costs which are not yet allocated to segment operations.

Net Income and Consolidated Adjusted EBITDA Results

The Company had Successor period net income for the third quarter totaling $16.2 million, which includes the impact of $2.4 million of transaction and integration costs related to the combination transaction completed in June 2018 and $3.6 million of purchase accounting related amortization costs incurred in the quarter. On a combined basis, the Company had Adjusted EBITDA of $111.8 million for the year to date period through September 30, 2018. Adjustments to EBITDA include transaction and integration costs of $25 million for the 2018 period.

Balance Sheet

Cash and cash equivalents were $67.6 million as of September 30, 2018 (Successor), compared to $27.5 million as of December 31, 2017 (Predecessor) and $36.9 million as of June 30, 2018. The Company had $355.3 million in debt as of September 30, 2018 including a $50 million convertible loan facility with an implied conversion price of 11.244 per share. During July, the Company completed a refinancing of its $50 million bridge loan facility to term out the debt. Additionally, in July the Company entered into a previously disclosed $50 million working capital facility and drew down $25 million under the facility. During August, the Company drew down the remaining $25 million to provide the company with financial flexibility and seize growth opportunities as and when they arise.

The Company purchased certain assets from a North American service company for $7 million in cash. Offsetting these asset additions were additional adjustments to the fixed asset values made as part of the Company’s finalization of purchase price accounting.

Improvements to working capital efficiency were initiated post-combination and the Company anticipates additional benefits from these actions to be reflected in the year-end balance sheet.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby the National Petroleum Services (“NPS”) legacy entity is the Predecessor for periods prior to the completion of the business combination on June 7, 2018 and NESR, including NPS and Gulf Energy Services (“GES”), is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Thursday, November 8, 2018, to discuss the third quarter 2018 financial results. The call will begin at 8:00 AM Central Time (9:00 AM Eastern Time) and 6:00 PM UAE time.

Investors, analysts and members of the media interested in listening to the call are encouraged to participate by dialing into the toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available in the investors section of www.nesr.com. A replay of the conference call will be available a few hours after the event in the investors section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 3,200 employees, representing more than 40 nationalities in over 14 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation and Fracturing, and Nitrogen Services. The Company also helps its customers to access the reservoirs in a smarter and faster manner by providing Drilling and Evaluation services like Drilling Downhole Tools, Directional Drilling Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), a preliminary assessment was made as of the acquisition-date fair value of the purchase consideration paid by NESR to effect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate our presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Periods are from June 7, 2018 to September 30, 2018 and for the three months ended September 30, 2018. The Predecessor Periods are from January 1, 2017 to September 30, 2017, for the three months ended September 30, 2017 and from January 1, 2018 to June 6, 2018.

Note

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the federal securities laws.  Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements may include, among others, statements about the benefits and synergies of the recently completed business combination transaction.  These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties.  Accordingly, forward-looking statements should not be relied upon as representing NESR’s views as of any subsequent date, and NESR does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.  You should not place undue reliance on these forward-looking statements.  As a result of a number of known and unknown risks and uncertainties, NESR’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements.  Some factors that could cause actual results to differ include NESR’s ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition and the ability of NESR to grow and manage growth profitably following the transaction; changes in applicable laws or regulations; the possibility that NESR may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in NESR’s public filings with the Securities and Exchange Commission.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	Successor (NESR)	Predecessor (NPS)
	September 30, 2018	December 31, 2017

Assets
Current assets
Cash and cash equivalents	67,560	27,545
Accounts receivable, net	76,758	58,174
Unbilled revenue	96,895	24,167
Inventories	65,765	32,313
Other current assets	47,142	19,656
Total current assets	354,120	161,855
Non-current assets
Property, plant and equipment, net	304,727	264,269
Intangible assets	140,894	10
Goodwill	532,441	182,053
Other assets	8,836	11,385
Total assets	$1,341,018	$619,572

Liabilities and equity
Liabilities
Accounts payable	54,345	25,132
Accrued expenses	55,795	23,324
Current portion of loans and borrowings	16,368	-
Short-term borrowings	71,940	8,773
Other current liabilities	37,933	5,228
Total current liabilities	236,381	62,457

Loans and borrowings	266,964	147,024
Other liabilities	26,126	20,662
Total liabilities	529,471	230,143

Commitments	-	-
Equity
Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at December 31, 2017	-	342,250
Successor common stock, no par value; unlimited shares authorized; 85,562,769 shares issued and outstanding at September 30, 2018	801,546	-
Predecessor convertible redeemable shares	-	27,750
Additional paid in capital	331	3,345
Retained earnings	8,745	18,480
Accumulated other comprehensive (loss)	-	(436)
Total shareholders’ equity	810,622	391,389
Non-controlling interests	925	(1,960)
Total equity	811,547	389,429
Total liabilities and equity	$1,341,018	$619,572

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

(In thousands, except share data)

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	Period from July 1 to September 30	Period from June 7 to September 30	Period from January 1 to June 6	Period From July 1 to September 30	Period From January 1 to September 30

Revenues	$145,580	$190,566	$137,027	$70,453	$193,781
Cost of products and services	(102,349)	(139,404)	(104,242)	(50,551)	(142,722)
Gross profit	43,231	51,162	32,785	19,902	51,059
Selling, general and administrative expense	(13,759)	(22,779)	(19,969)	(7,514)	(22,851)
Amortization	(3,577)	(5,116)	(10)	(158)	(304)
Operating income	25,895	23,267	12,806	12,230	27,904
Interest expense, net	(6,199)	(8,099)	(4,090)	(712)	(3,985)
Other income (expense), net	450	(18)	362	(1,151)	(1,339)
Income before income taxes	20,146	15,150	9,078	10,367	22,580
Income taxes	(3,989)	(2,960)	(2,342)	313	(1,641)
Net income	16,157	12,190	6,736	10,680	20,939
Net income (loss) attributable to non-controlling interests	47	(172)	(881)	(558)	(1,770)
Net income attributable to shareholders	$16,110	$12,362	$7,617	$11,238	$22,709

Weighted average shares outstanding
Basic	85,562,769	85,562,769	348,524,566	342,250,000	342,250,000
Diluted	85,912,715	85,840,312	370,000,000	370,000,000	370,000,000

Net earnings per share
Basic	0.19	0.14	0.02	0.03	0.07
Diluted	0.19	0.14	0.02	0.03	0.06

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands)

	Successor (NESR)		Predecessor (NPS)
	2018		2018	2017
	Period from July 1 to September 30	Period from June 7 to September 30	Period from January 1 to June 6	Period from July 1 to September 30	Period from January 1 to September 30

Net income	$16,157	$12,190	$6,736	$10,680	$20,939

Foreign currency translation adjustments	-	-	(16)	364	338
Other comprehensive earnings	16,157	12,190	6,720	11,044	21,277

Total comprehensive earnings	$16,157	$12,190	$6,720	$11,044	$21,277

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Shareholders’ equity

(In thousands, except share data)

(Unaudited)

Predecessor (NPS)	Shares Outstanding	Common Stock	Redeemable Convertible Shares Outstanding	Redeemable Convertible Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Company Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity

Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429

Net income (loss)							7,617	7,617	(881)	6,736
Foreign currency translation adjustment						(16)		(16)		(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)				-		-
Dividends paid							(48,210)	(48,210)		(48,210)
Amount of Provision for Zakat							(767)	(767)		(767)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,880)	$350,013	$(2,841)	$347,172

Successor (NESR)	Ordinary Shares		Redeemable Convertible Shares Outstanding	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balances at June 7, 2018	11,730,425	$56,602	-			$(4,611)	$51,991		$51,991
Reclassification of shares previously subject to redemption	16,921,700	165,188					165,188		165,188
Redeemed shares	(1,916,511)	(19,379)					(19,379)		(19,379)
Shares issued to acquire NPS	25,077,277	255,537					255,537		255,537
Shares issued to acquire GES	28,346,229	288,848					288,848		288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719					2,719		2,719
Shares issued in secondary offering	4,829,375	48,294					48,294		48,294
Shares issued for IPO underwriting fees	307,465	3,737					3,737		3,737
Shares issued through Restricted Stock Units				331			331		331
Business combination non-controlling interest								(951)	(951)
Non - controlling interest							-	3,042	3,042
Acquisition of noncontrolling interest during the period						994	994	(994)	-
Net income (loss) through September 30, 2018						12,362	12,362	(172)	12,190
Balances at September 30, 2018	85,562,769	$801,546	-	$331	-	$8,745	$810,622	$925	$811,547

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to September 30, 2018	Period from January 1 to June 6, 2018	Period from January 1 to September 30, 2017

Cash Flows from Operating Activities:
Net income	$12,190	$6,736	$20,939
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Depreciation and amortization	24,155	17,284	28,389
Shares issued for transaction costs	2,175
(Loss) on disposal of assets, net	(684)	-	(216)
Accrued interest	8,001	3,350	2,139
Deferred tax (asset)	948
Bad Debt Expense	629	2,402	949
Other operating activities, net	603	1,442	506
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	10,178	(15)	(10,757)
(Increase) in inventories	(2,297)	(2,080)	(5,911)
(Increase) in prepaid expenses	(2,943)	(759)	(2,153)
(Increase) in other current assets	(21,866)	(16,257)	(1,588)
Decrease (increase) in other long term assets	312	(544)	-
Increase (decrease) accounts payable and accrued liabilities	(14,629)	7,335	12,556
Increase in other current liabilities	(2,341)	1,932	3,264
Net cash provided by operating activities	14,431	20,826	48,117

Cash Flows from Investing Activities:
Proceeds from the Company’s Trust Account	231,782	-	-
Capital expenditures	(16,169)	(9,861)	(36,030)
Acquisition of business, net of cash acquired	(285,081)	(1,098)	(625)
Proceeds from disposal of assets	4,432		288
Other investing activities	330	-	-
Net cash used in investing activities	(64,706)	(10,959)	(36,367)

Cash Flows from Financing Activities:
Redemption of ordinary shares	(19,380)	-	-
Proceeds from issuance of shares	48,294	-	-
Proceeds from borrowings	100,000	47,063	-
Payment of deferred underwriting fees	(5,333)	(164)	(2,885)
Proceeds from lines of credit and other debt	-	-	749
Dividend paid	-	(48,210)	(5,000)
Other financing activities, net	(5,792)	(4,429)	(1,734)
Net cash provided by (used in) financing activities	117,789	(5,740)	(8,870)

Effect of exchange rate changes on cash	-	(16)	(40)
Net increase in cash	67,514	4,111	2,840
Cash, beginning of period	46	27,545	25,534
Cash, end of period	$67,560	$31,656	$28,374

Supplemental disclosure of cash flow information
Interest paid	3,724	3,636	4,222
Taxes paid	3,129	345	358

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

(Unaudited)

(In thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this earnings release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), as well a reconciliation of this non-GAAP measure to net income in accordance with U.S. GAAP.

The Company believes that the presentation of Adjusted EBITDA provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under U.S. GAAP.

Successor (NESR)
July 1, 2018 to September 30, 2018

Net Income (loss)	16,157
Add:
Income Taxes	3,989
Interest Expense, net	6,199
Depreciation and Amortization	17,694
Transaction and Integration Costs	2,434
Total Adjusted EBITDA	46,473

	Successor (NESR)	Predecessor (NPS), NESR and GES	Combined
	June 7, 2018 to September 30, 2018	January 1 To June 6, 2018	YTD January 1 To September 30, 2018
Net Income (loss)	12,191	4,544	16,735
Add:
Income Taxes	2,960	3,705	6,665
Interest Expense, net	8,100	5,097	13,197
Depreciation and Amortization	24,154	26,085	50,238
Transaction and Integration Costs	9,736	15,227	24,963
Total Adjusted EBITDA	57,140	54,658	111,798

	Successor (NESR)	Predecessor (NPS), NESR and GES	Combined
	June 7, 2018 to June 30, 2018	April 1 To June 6, 2018	April 1 To June 30, 2018

Net Income (loss)	(3,965)	(1,500)	(5,465)
Add:
Income Taxes	(1,029)	1,804	775
Interest Expense, net	1,900	1,370	3,270
Depreciation and Amortization	6,460	10,338	16,798
Transaction and Integration Costs	7,832	11,047	18,879
Total Adjusted EBITDA	11,198	23,059	34,257

For inquiries regarding NESR, please contact:

Dhiraj Dudeja

NESR Corp.

832-925-3777

info@nesr.com

or

Joseph Caminiti or Steve Calk

Alpha IR Group

312-445-2870

NESR@alpha-ir.com